Exhibit 99.1

Materialise Reports Third Quarter 2024 Results

LEUVEN, Belgium--(BUSINESS WIRE)—October 24, 2024 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2024.

Highlights – Third Quarter 2024

•	Total revenue increased 14.2% to 68,652 kEUR compared to 60,130 kEUR for the third quarter of 2023.

•	Gross profit as a percentage of revenue for the third quarter of 2024 was 57.2%, compared to 56.0% for the third quarter of 2023.

•	Adjusted EBIT increased to 4,408 kEUR for the third quarter of 2024 from 2,330 kEUR for the 2023 period, while Adjusted EBITDA increased to 9,895 kEUR for the third quarter of 2024 from 7,857 kEUR for the 2023 period.

•	Net profit for the third quarter of 2024 was 3,038 kEUR, or 0.05 EUR per diluted share, compared to 4,013 kEUR, or 0.07 EUR per diluted share, for the corresponding 2023 period.

CEO Brigitte de Vet-Veithen commented, “In the third quarter of 2024 Materialise once again delivered strong operational results. Our consolidated revenue of 68,652 kEUR rose more than 14% compared to the same period last year, with increased revenue in all three of our business segments. Materialise Medical posted an especially strong quarter with revenue increasing more than 24%. At the same time, we grew our consolidated Adjusted EBIT by 89% to 4,408 kEUR without compromising our continued investments to drive future growth.”

Third Quarter 2024 Results

Total revenue for the third quarter of 2024 increased 14.2% to 68,652 kEUR from 60,130 kEUR for the third quarter of 2023. Adjusted EBIT increased to 4,408 kEUR for the third quarter of 2024 from 2,330 kEUR for the 2023 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the third quarter of 2024 was 6.4%, compared to 3.9% for the third quarter of 2023. Adjusted EBITDA increased to 9,895 kEUR for the third quarter of 2024 from 7,857 kEUR for the 2023 period.

Revenue from our Materialise Medical segment increased by 24.5% to 30,197 kEUR for the third quarter of 2024 compared to 24,263 kEUR for the same period in 2023. Segment Adjusted EBITDA increased by 38.5% to 9.895 kEUR for the third quarter of 2024 compared to 7,143 kEUR while the segment Adjusted EBITDA margin was 32.8% compared to 29.4% for the third quarter of 2023.

Revenue from our Materialise Software segment increased by 2.8% to 11,111 kEUR for the third quarter of 2024 compared to 10,811 kEUR for the same quarter last year. Segment Adjusted EBITDA increased by 10.9% to 1,975 kEUR from 1,781 kEUR while the segment Adjusted EBITDA margin was 17.8% compared to 16.5% for the corresponding prior-year period.

Revenue from our Materialise Manufacturing segment increased by 9.1% to 27,344 kEUR for the third quarter of 2024 compared to 25,056 kEUR for the third quarter of 2023. Segment Adjusted EBITDA amounted to 701 kEUR compared to 1,074 kEUR for the same period last year, while the segment Adjusted EBITDA margin was 2.6% compared to 4.3% for the third quarter of 2023.

Gross profit was 39,297 kEUR compared to 33,696 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 57.2% compared to 56.0% for the third quarter of 2023.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased in the aggregate by 11.8% to 35,856 kEUR for the third quarter of 2024 from 32,076 kEUR for the third quarter of 2023.

Net other operating income increased to 872 kEUR from 710 kEUR for the third quarter of 2023.

Operating result amounted to 4,313 kEUR compared to 2,330 kEUR for the third quarter of 2023.

Net financial result was (1,137) kEUR compared to 1,319 kEUR for the third quarter of 2023 reflecting the impact of unfavorable currency exchange effects.

The third quarter of 2024 contained income tax results of (138) kEUR compared to 363 kEUR in the third quarter of 2023.

As a result of the above, net profit for the third quarter of 2024 was 3,038 kEUR, compared to 4,013 kEUR for the same period in 2023. Total comprehensive income for the third quarter of 2024, which includes exchange differences on translation of foreign operations, was 3,777 kEUR compared to 3,242 kEUR for the corresponding 2023 period.

At September 30, 2024, we had cash and cash equivalents of 116,163 kEUR, compared to 127,573 kEUR at December 31, 2023. Gross debt amounted to 53,037 kEUR compared to 64,398 kEUR at December 31, 2023. As a result, our net cash position (cash and cash equivalents less gross debt) was 63,126 kEUR compared to 63,175 kEUR at December 31, 2023.

Cash flow from operating activities for the third quarter of the year 2024 was 6,870 kEUR, compared to 8,143 kEUR for the same period in 2023. Total capital expenditures for the third quarter of the year 2024 amounted to 7,328 kEUR.

Net shareholders’ equity at September 30, 2024 was 246,989 kEUR compared to 236,594 kEUR at December 31, 2023.

2024 Guidance

Mrs. de Vet-Veithen concluded, “The consistently strong operational performance of our business segments throughout the first nine months of this year strengthens our confidence that our full-year 2024 revenues will be within our previously communicated range of 265,000 to 275,000 kEUR. In spite of the integration of the recent FEops acquisition, we are also maintaining our Adjusted EBIT guidance of 11,000 kEUR to 14,000 kEUR for fiscal year 2024.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBIT and EBITDA, respectively. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1196, the reference rate of the European Central Bank on September 30, 2024.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2024 on Thursday, October 24, 2024, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or to receive a call to connect to Materialise’s conference call.

•	https://register.vevent.com/register/BI917a1a313443404588880cfb65baa3d1

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise incorporates over 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed conflicts in the Middle East and Ukraine and governmental responses thereto, inflation, increased labor, energy and materials costs), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In '000	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Revenue	76,862	68,652	60,130	201,085	190,832
Cost of Sales	(32,866)	(29,355)	(26,435)	(86,625)	(83,249)
Gross Profit	43,997	39,297	33,696	114,461	107,583
Gross profit as % of revenue	57.2%	57.2%	56.0%	56.9%	56.4%

Research and development expenses	(12,292)	(10,979)	(9,476)	(32,301)	(27,982)
Sales and marketing expenses	(16,678)	(14,896)	(13,960)	(45,130)	(42,418)
General and administrative expenses	(11,175)	(9,981)	(8,640)	(29,195)	(27,213)
Net other operating income (expenses)	977	872	710	2,866	(3,238)
Operating (loss) profit	4,829	4,313	2,330	10,700	6,732

Financial expenses	(2,063)	(1,843)	(1,554)	(4,082)	(3,599)
Financial income	791	706	2,873	5,489	4,987
(Loss) profit before taxes	3,557	3,176	3,649	12,106	8,120

Income Taxes	(154)	(138)	363	(1,607)	(886)
Net (loss) profit for the period	3,403	3,038	4,013	10,500	7,234
Net (loss) profit attributable to:
The owners of the parent	3,409	3,045	4,017	10,520	7,251
Non-controlling interest	(8)	(7)	(5)	(20)	(17)

Earning per share attributable to owners of the parent
Basic	0.06	0.05	0.07	0.18	0.12
Diluted	0.06	0.05	0.07	0.18	0.12

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,068	59,067	59,070

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2024	2024	2023	2024	2023
	U.S.$	€	€	€	€
Net profit (loss) for the period	3,403	3,038	4,013	10,500	7,234
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	827	739	(770)	(317)	471
Other comprehensive income (loss), net of taxes	827	739	(770)	(317)	471
Total comprehensive income (loss) for the year, net of taxes	4,229	3,777	3,242	10,183	7,705
Total comprehensive income (loss) attributable to:
The owners of the parent	4,237	3,785	3,248	10,204	7,721
Non-controlling interests	(8)	(7)	(5)	(21)	(15)

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2024	2023
Assets
Non-current assets
Goodwill	43,355	43,158
Intangible assets	30,987	31,464
Property, plant & equipment	104,856	95,400
Right-of-Use assets	7,889	8,102
Deferred tax assets	2,673	2,797
Investments in convertible loans	3,931	3,744
Other non-current assets	5,829	5,501
Total non-current assets	199,520	190,166
Current assets
Inventories	17,400	17,034
Trade receivables	49,761	52,698
Other current assets	11,814	9,161
Cash and cash equivalents	116,163	127,573
Total current assets	195,138	206,465
Total assets	394,658	396,630

	As of September 30,	As of December 31,
In 000€	2024	2023
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	234,155	233,942
Retained earnings and other reserves	8,419	(1,783)
Equity attributable to the owners of the parent	247,061	236,646
Non-controlling interest	(72)	(53)
Total equity	246,989	236,594
Non-current liabilities
Loans & borrowings	23,880	33,582
Lease liabilities	5,403	5,333
Deferred tax liabilities	3,324	3,725
Deferred income	6,528	10,701
Other non-current liabilities	697	1,745
Total non-current liabilities	39,832	55,086
Current liabilities
Loans & borrowings	21,294	22,873
Lease liabilities	2,460	2,610
Trade payables	21,225	21,196
Tax payables	2,924	1,777
Deferred income	40,878	40,791
Other current liabilities	19,056	15,703
Total current liabilities	107,837	104,950
Total equity and liabilities	394,658	396,630

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2024	2023
Operating activities
Net (loss) profit for the period	10,500	7,234
Non-cash and operational adjustments	16,964	15,136
Depreciation of property plant & equipment	11,370	11,162
Amortization of intangible assets	4,838	5,046
Share-based payment expense	213	-
Loss (gain) on disposal of intangible assets and property, plant & equipment	(114)	(401)
Movement in provisions	311	(434)
Movement reserve for bad debt and slow moving inventory	202	445
Financial income	(5,492)	(4,811)
Financial expense	4,066	3,389
Impact of foreign currencies	(15)	(152)
(Deferred) income taxes	1,584	892
Working capital adjustments	(3,860)	(3,601)
Decrease (increase) in trade receivables and other receivables	1,666	8,965
Decrease (increase) in inventories and contracts in progress	(672)	(751)
Increase (decrease) in deferred revenue	(4,284)	(4,532)
Increase (decrease) in trade payables and other payables	(569)	(7,283)
Income tax paid & Interest received	1,635	1,194
Net cash flow from operating activities	25,239	19,963

	for the nine months ended September 30,
In 000€	2024	2023
Investing activities
Purchase of property, plant & equipment	(17,305)	(6,862)
Purchase of intangible assets	(1,312)	(2,448)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	232	645
Acquisition of subsidiary (net of cash)	(2,670)	-
Net cash flow used in investing activities	(21,055)	(8,665)
Financing activities
Repayment of loans & borrowings	(11,470)	(14,334)
Repayment of leases	(2,314)	(2,640)
Capital increase	-	-
Interest paid	(1,052)	(1,334)
Other financial income (expense)	(240)	(25)
Net cash flow from (used in) financing activities	(15,077)	(18,334)
Net increase/(decrease) of cash & cash equivalents	(10,892)	(7,037)
Cash & Cash equivalents at the beginning of the year	127,573	140,867
Exchange rate differences on cash & cash equivalents	(517)	123
Cash & cash equivalents at end of the period	116,163	133,953

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,038	4,013	10,500	7,234
Income taxes	138	(363)	1,607	886
Financial expenses	1,843	1,554	4,082	3,599
Financial income	(706)	(2,873)	(5,489)	(4,987)
Depreciation and amortization	5,487	5,527	16,241	16,191
EBITDA	9,800	7,857	26,941	22,923
Share-based compensation expense (1)	71	-	213	-
Acquisition-related expenses of business combinations (2)	24	-	24	-
Adjusted EBITDA	9,895	7,857	27,178	22,923

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,038	4,013	10,500	7,234
Income taxes	138	(363)	1,607	886
Financial expenses	1,843	1,554	4,082	3,599
Financial income	(706)	(2,873)	(5,489)	(4,987)
EBIT	4,313	2,330	10,700	6,732
Share-based compensation expense (1)	71	-	213	-
Acquisition-related expenses of business combinations (2)	24	-	24	-
Adjusted EBIT	4,408	2,330	10,937	6,732

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2024
Revenues	30,197	11,111	27,344	68,652	(0)	68,652
Segment (adj) EBITDA	9,895	1,975	701	12,572	(2,677)	9,895
Segment (adj) EBITDA %	32.8%	17.8%	2.6%	18.3%		14.4%
For the three months ended September 30, 2023
Revenues	24,263	10,811	25,056	60,130	0	60,130
Segment (adj) EBITDA	7,143	1,781	1,074	9,998	(2,141)	7,857
Segment (adj) EBITDA %	29.4%	16.5%	4.3%	16.6%		13.1%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2024
Revenues	84,522	32,775	83,789	201,085	0	201,085
Segment (adj) EBITDA	26,015	4,439	4,648	35,103	(7,925)	27,178
Segment (adj) EBITDA %	30.8%	13.5%	5.5%	17.5%		13.5%
For the nine months ended September 30, 2023
Revenues	73,528	33,192	84,112	190,832	0	190,833
Segment (adj) EBITDA	17,179	6,190	6,980	30,349	(7,426)	22,923
Segment (adj) EBITDA %	23.4%	18.7%	8.3%	15.9%		12.0%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2024	2023	2024	2023
Net profit (loss) for the period	3,038	4,013	10,500	7,234
Income taxes	138	(363)	1,607	886
Financial cost	1,843	1,554	4,082	3,599
Financial income	(706)	(2,873)	(5,489)	(4,987)
Operating (loss) profit	4,313	2,330	10,700	6,732
Depreciation and amortization	5,487	5,527	16,241	16,191
Corporate research and development	912	604	2,675	2,063
Corporate headquarter costs	2,454	2,399	7,537	7,636
Other operating income (expense)	(618)	(862)	(2,073)	(2,274)
Segment EBITDA adjustments (1)	24		24
Segment adjusted EBITDA	12,572	9,998	35,103	30,349

(1) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.